Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 4, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	Property Solutions Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 14, 2020
CIK No. 0001805521

Ladies and Gentlemen:

On behalf of Property Solutions Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 22, 2020, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the prior confidential submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Our amended and restated certificate of incorporation will provide, page 31

1.	We note your disclosure on page 75 identifies certain exceptions to your exclusive forum provision, including actions arising under the Securities Act. However, your disclosure in this risk factor suggests that such exceptions may relate only to a stockholder's consenting to service of process on its counsel if the action is brought in a court outside of Delaware rather than such exceptions relating to the selection of the Court of Chancery in the State of Delaware as the exclusive forum. Please revise or advise.

As requested, we have revised the disclosure on page 31 of the Registration Statement to conform such disclosure to the disclosure contained on page 75 of the Registration Statement by removing the language that implied the above-referenced exceptions only related to a stockholder’s consenting to service of process.

Securities and Exchange Commission

May 4, 2020

Management

Conflicts of Interest, page 64

2.	We note your response to prior comment 5. We further note you disclose here that each of your officers and directors has contractually agreed, pursuant to a written agreement, to present to you, prior to any other company, any suitable business opportunity which may reasonably be required to be presented to you, to "minimize potential conflicts" with companies to which they may become affiliated. Please expand your disclosure to explain in greater detail the purpose and benefit you receive from this written agreement as your disclosure here and the risk factor disclosure "Our officers and directors or their affiliates have pre-existing fiduciary and contractual obligations and may in the future become affiliated with other entities engaged in business activities similar to those intended to be conducted by us" on page 22 indicates that your directors and officers may enter into future agreements at any time that could diminish the value to you of this written agreement.

We have revised the disclosure on page 64 of the Registration Statement as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:         Jordan Vogel